NOTES TO FINANCIAL STATEMENT
September 30, 2019
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc. ["HSI"], a Canadian company regulated by the Investment Industry Regulatory Organization of Canada ["IIROC"].

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. For retail clients, the Company clears majority of its transactions through Hilltop Securities Inc. and self clears for retail clients where transactions cannot be processed through Hilltop Securities Inc. The Company self clears for all institutional business directly.

2. SIGNIFICANT ACCOUNTING POLICIES

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Revenue recognition

Commission revenue consists of revenue generated through traditional commission-based brokerage services. Commission revenue is recognized on a trade-date basis as the performance obligation is satisfied when the underlying financial instrument or purchaser is identified, the price is agreed upon and risks and rewards of ownership of the securities have been transferred to/from the customer.

Investment banking revenue consists of new issue and private placements revenue consisting of commissions earned on initial and secondary public offerings and private placements of securities. Revenue from commissions earned on initial and secondary public offerings and private placements of securities are recorded upon closing of the underlying transaction, which represents completion of the performance obligation as that is when the purchaser is identified, the price is agreed upon and risks and rewards of ownership of the securities have been transferred to/from the customer.

Research fee income consists of fee income earned by the Company for services performed in connection with research activities for institutional clients. Research fee income is recognized over time in line with the satisfaction of the performance obligation.

Interest revenue consists of amounts earned on cash deposited in bank accounts and on client balances held at Hilltop Securities Inc. Interest is recognized on an accrual basis.



Fee income includes fees charged to clients for processing wires and legend removals. Revenue is recognized when wires and legend removals are processed which is when the performance obligation is satisfied.

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of this financial statement in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the financial statement and reporting date.

Income taxes

The Company provides for income taxes and the related accounts under the asset and liability method.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when

management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the financial statement is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to this guidance represents an unrecognized tax benefit. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses.





[Expressed in U.S. dollars]

Fair value measurements

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As at September 30, 2019, the valuation of the Company's financial assets and liabilities recorded at fair value meet the definition of Level 1 inputs.

3. CHANGE IN ACCOUNTING POLICIES

The company adopted the following standards and amendments, discussed below, effective as at October 1, 2018.

ASU No. 2016-01, Financial Instruments - Overall

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall.* The ASU provides comprehensive guidance on the revenue recognition and measurement of financial assets and financial liabilities. The guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted this guidance effective October 1, 2018 and there was no impact on this financial statement.



[Expressed in U.S. dollars]

4. STANDARDS ISSUED BUT NOT YET EFFECTIVE

ASU No. 2016-02, Leases

In February 2016, the FASB issued ASU 2016-02, *Leases*, that will supersede previous lease accounting standards in US GAAP. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company will adopt this standard for the year ended September 30, 2020 and is currently assessing the impact of this standard on its financial statements.

ASU No. 2018-13, Fair Value Measurement – Disclosure Framework

In August 2018, the FASB issued ASE 2018-13, *Fair Value Measurement – Disclosure Framework*. The updated guidance improves the disclosure requirements related to fair value measurements. The updated guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the timing and impact of adopting the updated guidance.

ASU No. 2016-13, Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses*. The new standard replaces the existing incurred impairment loss methodology with a methodology that reflects the expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard is effective for fiscal years beginning after December 15, 2019. The Company is currently assessing the impact of this new standard on its financial statements.

5. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, amounts due to/from customers, amounts due to/from brokers/dealers, deposits and amounts receivable from carrying brokers, amounts due to/from HSI, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.



[Expressed in U.S. dollars]

As at September 30, 2019, the maximum exposure to credit risk relating to cash, restricted cash, amounts due to/from customers, amounts due to/from brokers/dealers, and other accounts receivable without consideration of collateral is represented by the carrying values on the Company's statement of financial condition.

Foreign Exchange Risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in a loss. The Company's primary foreign exchange risk results from pending settlements in foreign currencies and cash balances denominated in foreign currencies. The Company minimizes its exposure to foreign exchange risk through daily monitoring.

The following table summarizes the effects on net income as a result of a 5% change in the value of the Canadian dollar, which is the only foreign currency where the Company has significant exposure. The analysis assumes all other variables remain constant.

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash on deposit of $27,039,440 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

	2019
	$
Cash	3,629,137
Restricted cash	27,039,440
	30,668,577

7. DEPOSITS AND AMOUNTS RECEIVABLE FROM CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Hilltop Securities, Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,681 as at September 30, 2019 and is recorded in deposits and amounts receivable from clearing broker on the statement of financial condition.



[Expressed in U.S. dollars]

8. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions.

	Receivable	Payable
	$	$
Due from/to customers	13,217	23,811,858
Securities failed to deliver/receive	—	13,217
	13,217	23,825,075

9. COMMON STOCK

	2019
	$
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares at par value	100

10. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in this financial statement are as follows:

[a] At September 30, 2019, amounts due to brokers/dealers represent amounts due to HSI for failed settlements on trades executed in the normal course of business.

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At September 30, 2019, deferred tax liability of $8,437 is recognized on taxable temporary differences relating to the timing of revenue recognition for tax purposes.

The Company files income tax returns in the Canadian jurisdiction. The Company is no longer subject to Federal or Provincial examinations by tax authorities for years before 2013. The Company does not have any unrecognized tax benefits as at September 30, 2019.



[Expressed in U.S. dollars]

12. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Hilltop Securities Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2019, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $5,594. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events that occurred from September 30, 2019 through to November 28, 2019, that being the date the financial statements were available to be issued. No issues or transactions have occurred in that period that would require recognition or disclosure in this financial statement of the Company.

14. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. At September 30, 2019, the Company had net capital of $4,877,356, an excess of $4,627,356 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.